Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

September 22, 2025

Samantha Brutlag, Esq.

John Kernan

Brian Szilagyi

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Royalties Income Fund, LP (the “Trust”)
	File Nos.:	File Nos. 333-285895 and 811-24065
	Fund:	Lincoln Partners Group Royalty Fund (the “Fund”)

To the above-named Securities and Exchange Commission staff:

This letter responds to your comments, provided via phone on August 4, August 19, and September 22, 2025, to the Trust’s amended registration statement filed on Form N-2 on July 28, 2025.

The following are your comments and the Trust’s responses.

1.

Disclose the purpose of investing in underlying private funds (“UPFs”) that rely on 1940 Act Sections 3(c)(1) or 3(c)(7); that the Fund may invest more than 15% of its assets in UPFs; and that such funds may charge performance and other administrative and management fees.

RESPONSE: The Fund has revised the disclosure as follows (new language underlined):

Royalties Primary Fund Investments and Secondary Fund Investments. To gain exposure to royalties investments, the Fund may invest up to 70% of its assets in Royalties Funds, which are common vehicles for making royalty investments. Royalties Funds include private investment vehicles, such as “hedge funds” and “private equity funds,” that typically offer their securities privately and are not registered as investment companies under the 1940 Act. These funds may charge performance and other administrative and management fees. The Fund may invest more than 15% of its assets in underlying funds that are not registered as investment companies under the 1940 Act, in reliance on exemptions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act.

Royalties primary fund investments are interests or investments in newly established royalties funds. Due to the limited windows of opportunity for making primary fund investments in particular funds, strong relationships with leading firms are highly important for primary fund investors.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Royalties secondary fund investments are interests in existing royalties funds that are acquired in privately negotiated transactions, typically after the end of the royalties fund’s fundraising period. Secondary fund investments mean buying a stake in a fund after capital has already been raised through a private deal, which may allow secondary fund investments to avoid — or greatly shorten — an early-stage dip in returns (the “J-curve”) that new, primary fund investments often experience. In addition, secondaries typically provide earlier distributions than primaries and may provide valuable arbitrage opportunities for sophisticated investors. The ability to source and value potential investments is crucial for success in secondary fund investing, and the nature of the process typically requires significant resources. As a result, generally only very large and experienced investors are active secondary market participants.

When evaluating potential Royalties Fund investments, the Sub-Adviser considers a number of factors, including (but not limited to) the fund’s investment objectives and policies, the management team and its track record, the size of the fund, the nature of other investors in the fund, the returns target, the risk profile, existing investments (where relevant) and the competitor landscape. The Sub-Adviser typically conducts investment process-related due diligence that includes commercial, technical, legal and tax due diligence, which may be obtained with the assistance of third party diligence providers.

In addition, under the heading “Royalty Securitizations”, the following sentence has been added: “The Fund may invest in special purpose entities to gain exposure to royalty streams related to various industries.”

With respect to the response to previous Comment 14:

2.

Disclose all material costs, strategies, and risks, as well as the investment process-related due diligence practices conducted by the Fund’s adviser or sub-adviser when evaluating private fund investment opportunities (including investment, operational, legal, and as applicable, tax considerations).

RESPONSE: With respect to material costs, strategies and risks, the Fund has added disclosure stating that Royalties Funds investments may impact the strategies, risks and costs of and for the Fund itself, in addition to the following text:

Nature of Royalties Fund Investments. A Royalties Fund’s investments may involve highly speculative investment techniques, highly concentrated portfolios, control and non-control positions and/or illiquid investments. There can be no assurance that (i) the Royalties Fund will have any profits, (ii) cash will be available for distributions, (iii) the income of the Royalties Fund will exceed its expenses, (iv) the net asset value of the Royalties Fund will increase and (v) the Fund will not sustain a total loss of its investment in the Royalties Fund. In addition, private equity securities generally represent the most junior position within an issuer’s capital structure and are therefore subject to the greatest risk of loss. Targeted returns will reflect the assumed level of risk, but there can be no assurance that the

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Royalties Fund will be adequately compensated for risks taken. The Royalties Fund would not typically receive interim cash dividends or other distributions on its private equity investments during its holding period, but would realize its entire return upon eventual redemption or sale. The timing of ultimate realization is highly uncertain, as there can be no assurance that the issuer will be able to generate sufficient cash to redeem them, and these securities will have no readily available market for liquidity. As a result, the holding period for these securities may be lengthy.

Expenses. Shareholders will effectively bear two layers of expenses: expenses of the Fund and indirect expenses of the interests in the Royalties Funds. The indirect expenses of the interests in the Royalties Funds may adversely impact the Fund’s performance. A Shareholder in the Fund that meets the eligibility conditions imposed by one or more Royalties Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could potentially invest directly in Royalties Funds. By investing in the Royalties Funds through the Fund, a Shareholder in the Fund will bear a portion of the Investment Management Fee and other expenses of the Fund. Additionally, Royalties Funds generally charge asset-based fees and incentive fees (which are determined by the income and/or capital gains generated by the Royalties Fund) that may be higher than those of other types of securities, which may adversely affect the Royalties Funds’ performance. There is a possibility that certain of the Royalties Funds may receive performance fees, even if the performance of other Royalties Funds – or the overall performance of the Fund itself – is negative (i.e., “netting risk”).

With respect to investment process-related due diligence, the following text was added:

Due diligence and selection of investments

The Sub-Adviser follows a structured five-step process to source, evaluate, select and monitor investments for the Fund. The Sub-Adviser’s investment professionals are involved throughout the process and draw on the significant investment resources and insight available through the Sub-Adviser’s affiliates, who collectively employ more than 1,800 people across a worldwide network of offices. The Sub-Adviser’s investment committee is responsible for the portfolio plan and for final investment decisions.

(1)  Deal generation. The Sub-Adviser typically identifies prospective investments from multiple sources, the most important of which is a global network of relationships across the royalties industry. Built through the investment activities of the Sub-Adviser and its affiliated companies, this network has a historically proven track record of generating high volumes of deal flow. In particular, the Sub-Adviser believes the broad scope of its royalties investment activities provides a competitive advantage for deal generation, enabling it to access attractive opportunities in local markets around the world.

(2)  Pre-selection. The initial screening process for royalties investment

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

opportunities is typically based on a management presentation or an introductory meeting. For opportunities that pass the Sub-Adviser and its affiliates’ minimum requirements, a due diligence deal team is assigned to evaluate the opportunity in detail.

(3)  Due diligence. The due diligence process involves a detailed analysis of various aspects of each opportunity, including both qualitative and quantitative assessments. Various proprietary tools and databases are used to better understand market trends, potential return scenarios and/or the historical or anticipated sources of value creation for an investment. Evaluations are generally based on information such as industry dynamics, competitive positioning, financial analysis, comparable analysis, interviews with key personnel, on-site visits, reference calls, third-party consultant reports (for the commercial and technical due diligence) and/or track record analysis. The Sub-Adviser may, based on the results of such analysis, decline the opportunity, request additional information, or approve subject to tax and legal due diligence.

(4)  Tax and legal assessment. In conjunction with the commercial and technical due diligence process, the tax treatment and legal aspects of the investment are considered (this can include anti-money laundering, regulatory, contractual and intellectual property topics). Based on this analysis and the findings of external professional advisers, the Sub-Adviser’s and/or its affiliates’ internal legal and investment teams seek to negotiate the terms and conditions of the investment. After resolving all open issues and negotiating terms, a final “investment recommendation” is prepared and the Sub-Adviser finally approves or declines the investment.

(5)  Portfolio monitoring. Post-investment, the Sub-Adviser seeks to monitor the Fund’s portfolio through regular interaction with the counterparts of our royalty investments. This interaction facilitates on-going portfolio analysis and a proactive approach to addressing any new opportunities or issues that may arise.

In addition, please see disclosure added in response to Comment 1 above.

3.	Disclose any associated risks that may arise with more volatile or speculative investments, conflicts of interest, and the liquidity of the private funds’ underlying investments.

RESPONSE: With respect to risks that may arise with more volatile or speculative investments, the following disclosure has been added:

A Royalties Fund’s investments may involve highly speculative investment techniques, highly concentrated portfolios, control and non-control positions and/or illiquid investments. There can be no assurance that (i) the Royalties Fund will have any profits, (ii) cash will be available for distributions, (iii) the income of the Royalties Fund will exceed its expenses, (iv) the net asset value of the Royalties Fund will increase and (v) the Fund will not sustain a total loss of its investment in the Royalties Fund. In addition, private equity securities generally represent the most junior position within an issuer’s capital structure and are therefore subject to the greatest risk of loss. Targeted returns will reflect the assumed level of risk, but there can be no assurance that the Royalties Fund will be adequately compensated

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

for risks taken.

With respect to conflicts of interest, the following disclosure has been added:

The Adviser and Sub-Adviser may face conflicts of interest in overseeing the valuation of the Royalties Funds investments, as their value will affect their compensation. Moreover, although the Sub-Adviser will periodically review Royalties Funds valuation methods and inputs, including at initial purchase, the Fund will not generally have sufficient information in order to be able to confirm or review the accuracy of valuations provided. A Royalties Fund manager’s information could be inaccurate due to fraudulent activity, misvaluation or inadvertent error. In any case, the Fund may not uncover errors for a significant period of time. Even if the Fund sells its interests in such a Royalties Fund, the Fund may be unable to sell such interests quickly, if at all, and could therefore be obligated to continue to hold such interests for an extended period of time. In such a case, the Royalties Fund manager’s valuations of such interests could remain subject to such fraud or error, and the Adviser may, in its sole discretion, determine to discount the value of the interests or value them at zero. Situations involving uncertainties as to the valuations by Royalties Fund managers could have a material adverse effect on the Fund if the Royalties Fund manager’s, the Adviser’s or the Fund’s judgments regarding valuations should prove incorrect. Prospective investors who are unwilling to assume such risks should not make an investment in the Fund.

With respect to liquidity, the following disclosure has been added:

Shares of Royalties Funds are not publicly traded. As such, investments in Royalties Funds will be subject to legal and other restrictions on resale or will otherwise be less liquid than investments in publicly traded securities. In addition, the Royalties Funds may limit or suspend their redemptions, impose lock-up periods, withdrawal fees or other measures that impact liquidity. This lack of liquidity of Royalties Funds creates several risks:

•

First, it makes it difficult for the Sub-Adviser to determine if the Royalties Fund is accurately valuing its positions because of the uncertainty regarding the realization of the prices that are quoted if the Royalties Fund were to attempt to liquidate its portfolio at those prices.

•

Second, it increases the risk that withdrawals from such Royalties Funds by other investors will cause reductions in the net asset value of those Royalties Funds merely due to selling pressure, rather than a fundamental change in the investments themselves.

•

Third, it increases the risk that a Royalties Fund will not honor the Fund’s liquidity expectations. Royalties Funds have restrictions in their governing documents that limit the Fund’s ability to withdraw funds typically to calendar month or quarter ends (or less frequently) on significant prior notice, Royalties Funds may nevertheless be unable to abide by these somewhat onerous liquidity provisions. A side effect of this inability to

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

withdraw from a Royalties Fund is the Sub-Adviser’s inability to re-allocate the Fund’s assets as dynamically as the Sub-Adviser may otherwise desire. This limitation exists even when a Royalties Fund has not implemented a constraint on its expected liquidity. Given that, even in the best of times, these Royalties Funds permit withdrawals only infrequently and on significant advance notice, the Fund’s flexibility to reallocate assets among Royalties Funds is limited. The Sub-Adviser has no control over the liquidity of Royalties Funds and depends on the Royalties Funds to provide appropriate valuations as well as liquidity. In some cases, the Sub-Adviser will allocate Fund assets to Royalties Funds that later impose liquidity constraints, making it impossible to terminate them as desired. An inability to withdraw from a Royalties Fund may expose the Fund to losses it could have otherwise avoided if the Fund had been able to withdraw from such Royalties Fund. It may also cause the Fund to become unbalanced as it is forced to obtain liquidity from those Royalties Funds which provide such liquidity. In certain cases, other investors in a Royalties Fund may have preferential withdrawal rights as compared to the Fund, the exercise of which could materially adversely affect the Fund’s investment in such Royalties Fund.

The illiquidity of investments in Royalties Funds may make it difficult, or impossible, for the Fund to sell such investments if the need arises (e.g., to fund quarterly repurchases of Shares). Also, if the Fund is required to liquidate all or a portion of its portfolio quickly, the Fund may realize significantly less than the value at which it has previously recorded its investments. The Fund will have no limitation on the portion of its portfolio that may be invested in illiquid securities, and a substantial portion or all of its portfolio will be invested in such illiquid securities. The organizational documents of the Royalties Funds in which the Fund invests may also prevent sale of the Fund’s investment therein without the consent of the manager or general partner of the relevant Royalties Fund. The Fund may also receive in-kind distributions of securities from a Royalties Fund that are illiquid or difficult to value and difficult to dispose of. The illiquid nature of the Fund’s investments may adversely impact the Fund’s performance and liquidity, and the Fund may incur substantial fees and expenses in the disposition of such illiquid investments.

4.

Disclose that UPFs are not limited by the 1940 Act in how they invest their assets, such as with respect to leverage and transactions with affiliates; that investments in the UPFs may impact the strategies, risks, and costs of and for the Fund itself; and that Fund shareholders may or will have limited information about the UPFs in which the Fund invests, including with respect to the UPFs’ holdings, liquidity, and valuation.

RESPONSE: The following disclosure has been added:

Many of the Royalties Funds in which the Fund invests are not registered as investment companies under the 1940 Act. Accordingly, the provisions of the 1940 Act, which, among other things, require investment companies to have securities

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

held in custody at all times in segregated accounts, impose leverage restrictions and regulate the relationship between the investment company and its asset management, including with respect to affiliated transactions, are not applicable to an investment in these Royalties Funds. The Royalties Funds’ investments may therefore impact the strategies, risks and costs of and for the Fund itself. Shareholders may or will have limited information about the Royalties Funds in which the Fund is investing, including with respect to the Royalties Funds’ holdings, liquidity and valuation.

5.

Disclose, if material, risks relating to: the legal jurisdictions of the UPFs; any “liquidity terms” for the Fund’s private fund investments (such as mandatory minimum holding periods, limitations or suspensions of redemptions, and the possibility of “payment in kind” distributions in response to a redemption request) and how these terms may impact the fees, performance, and liquidity of the Fund.

RESPONSE: With respect to liquidity terms, please see disclosure added in response to Comment 3 above, which states that “investments in Royalties Funds will be subject to legal and other restrictions on resale or will otherwise be less liquid than investments in publicly traded securities,” that the Royalties Funds “may limit or suspend their redemptions, impose lock-up periods, withdrawal fees or other measures that impact liquidity” and that the Fund “may also receive in-kind distributions of securities from a Royalties Fund that are illiquid or difficult to value and difficult to dispose of.” This disclosure further describes the risks created by lack of liquidity, including that the “illiquid nature of the Fund’s investments may adversely impact the Fund’s performance and liquidity, and the Fund may incur substantial fees and expenses in the disposition of such illiquid investments.”

The Fund does not currently anticipate investing a material portion of its assets in UPFs in foreign legal jurisdictions.

6.

Disclose, if material, risks relating to tax considerations when investing in UPFs that produce non-qualifying income and how it may impact the Fund’s pass-through status as a Regulated Investment Company under Subchapter M of the Internal Revenue Code.

RESPONSE: The following disclosure has been added:

Some of the income that the Fund may earn directly or through a Royalties Fund, such as income recognized from an equity investment in an operating partnership, may not satisfy the gross income test. The Fund may have to dispose of interests in Royalties Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Royalties Funds earn income of a type that is not qualifying gross income for purposes of the gross income test or hold assets that could cause the Fund not to satisfy the RIC asset diversification test. To manage the risk that such income might jeopardize the Fund’s tax status as a RIC resulting from a failure to satisfy the gross income test, one or more subsidiary entities treated as corporations for U.S. federal income tax purposes may be employed to earn such income and (if applicable) hold the related investment. Such subsidiary entities generally will be required to incur entity-level income taxes on their earnings,

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

which ultimately will reduce the return to Shareholders.

7.

Disclose: (a) the types of fee structures imposed by the UPFs (including performance-related compensation) and how those fees could affect the UPFs’ returns and the Fund’s performance; (b) how multiple layers of direct and indirect fees will affect the returns realized by an investor in the Fund; and (c) the effect of any UPF performance fees or incentive allocations on the Fund’s performance, including the possibility that certain of the UPFs may receive performance fees, even if other UPFs – or the overall performance of the Fund itself – is negative (i.e., “netting risk”).

RESPONSE: As noted in response to Comment 2 above, the following disclosure has been added:

Shareholders will effectively bear two layers of expenses: expenses of the Fund and indirect expenses of the interests in the Royalties Funds. The indirect expenses of the interests in the Royalties Funds may adversely impact the Fund’s performance. A Shareholder in the Fund that meets the eligibility conditions imposed by one or more Royalties Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Fund, could potentially invest directly in Royalties Funds. By investing in the Royalties Funds through the Fund, a Shareholder in the Fund will bear a portion of the Investment Management Fee and other expenses of the Fund. Additionally, Royalties Funds generally charge asset-based fees and incentive fees (which are determined by the income and/or capital gains generated by the Royalties Fund) that may be higher than those of other types of securities, which may adversely affect the Royalties Funds’ performance. There is a possibility that certain of the Royalties Funds may receive performance fees, even if the performance of other Royalties Funds – or the overall performance of the Fund itself – is negative (i.e., “netting risk”).

8.

With respect to the section entitled INVESTMENT OPPORTUNITIES AND STRATEGIES, under the heading Royalties Primary Fund Investments and Secondary Fund Investments, please describe the mechanics of buying and selling fund investments in the secondary market. In your response, please describe the use of intermediaries, platforms, and marketplaces in arranging privately negotiated transactions. Highlight how price discovery works and if bid/asks are associated with particular investments and describe the availability and frequency of such price information.

RESPONSE: The following text has been added:

The Fund may buy and sell portfolio investments in the secondary market in privately negotiated transactions. It may use a variety of intermediaries, platforms, and marketplaces in arranging these private transactions. Investment pricing is determined through Sub-Adviser due diligence, cash flow analysis, and other relevant factors. Bid/asks may be associated with particular investments. The availability and frequency of such pricing information varies widely. Where the Fund acquires a Royalties Fund interest in the secondary market, the Fund will

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

generally not have the ability to modify or amend such Royalties Fund’s constituent documents (e.g., limited partnership agreements) or otherwise negotiate the economic terms of the interests being acquired. In addition, the costs and resources required to investigate the commercial, tax and legal issues relating to secondary investments may be greater than those relating to primary investments.

9.

If secondary fund investments may be acquired at a discount, and may result in unrealized gains at the time the fund next calculates its NAV, then disclose in appropriate locations of the prospectus in plain English a) that secondary fund investments acquired at a discount may result in unrealized gains at the Fund’s next NAV calculation; and b) the impact of these unrealized gains on the Fund’s NAV and investment performance, any attendant risks, and any tax impact to shareholders.

RESPONSE: The following disclosure has been added:

Due to the illiquidity of the market for interests in Royalties Funds, an investor can sometimes purchase a secondary fund investment at a discount to the secondary fund’s net asset value. Secondary private fund investments acquired at a discount may be valued by the Fund at net asset value instead of at cost, which would constitute unrealized capital gains for the Fund and would increase the Fund’s NAV accordingly.

10.

With respect to the use of UPFs, please describe when determining fair value of investments in private royalty funds whether the registrant intends to use the net asset value of the underlying fund as a practical expedient in accordance with ASC-820. If so, discuss how often the Fund valuation designee will receive information relating to the underlying royalty fund’s NAV for purposes of valuation and describe the type of information the valuation designee expects to receive. If the Fund is not using NAV as a practical expedient, additionally describe how the Fund will calibrate to publicly observable market equivalence data.

RESPONSE: With respect to investments in UPFs, the Fund confirms that it intends to use the NAV of the UPFs as a practical expedient in accordance with ASC-820. The Fund’s valuation designee expects to receive information at least quarterly, but processed on an ongoing basis, relating to the UPFs for valuation purposes. The valuation designee expects to receive reports from the underlying general partners, including without limitation quarterly and annual statements with audited financials, where applicable, and perform valuation adjustments based on additional fund-specific and general market factors (such as interest rates) as appropriate.

11.

Please describe if the Fund intends to participate in continuation fund transactions for exits from portfolio investments and, if so, has considered the implications of such participation in the Fund’s valuation procedures, specifically vis a vis use of net asset value as a practical expedient (e.g., when the Fund could no longer rely on NAV as a practical expedient).

RESPONSE: The Fund may participate in continuation fund transactions for exits from

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

portfolio investments. It has considered the implications of such participation with respect to its valuation of such investments.

12.

With respect to calculation of the incentive fee, the disclosure states: “The distributions received by the Fund from the Fund’s private portfolio investments, including the distributions received by the Fund of net investment income (or loss) from debt, preferred equity investments and traded securities, are treated as cash from operations (or income) received by the Fund without regard to the tax characteristics (e.g., income vs. return of capital) of the distributions received.” Please supplementally explain how disregarding the tax characteristics of a distribution that comprises a known or knowable and estimable return of capital component for the purposes of calculating an incentive fee is consistent with the requirements of Section 205 of the Investment Advisers Act of 1940. In your response, please also describe how the Fund estimates the net investment income component of distributions received from royalty fund investments for the purposes of calculating incentive fees and recognizing income in the statement of operations. Please update the disclosure to the extent necessary.

RESPONSE: The referenced language was removed. The Adviser has confirmed that the tax characteristics of income received by the Fund from any source (including from royalty funds) would be ascertained when received by the Fund, so that no incentive fee will be accrued or payable based on return of capital or capital gains. The prospectus states:

Fund Income [used to calculate the Incentive Fee] does not include any component of capital gains or capital appreciation. The Adviser is not entitled to any incentive fee based on the capital gains or capital appreciation of the Fund or its investments.

13.	With respect to Footnote 10 to the fee table, include disclosure that any recapture provision will be limited to the lesser of the amounts shown in (i) and (ii).

RESPONSE: The Fund has revised the disclosure as requested.

14.	In the fee expense example, provide the staff with backup for the figures in the table.

RESPONSE: As discussed in a subsequent conversation with Mr. Szilagyi, the expense examples have been updated using the same inputs and assumptions used for the fee table.

15.	Consider that the Fund’s Form N-8A was filed 19 March 2025 and the Fund’s FYE is 31 March. Before a reporting period end, have discussions with auditors for presentation for shareholder reports.

RESPONSE: The Fund has engaged its auditor from an early stage and is well situated to create future shareholder reports.

16.	Please revise the figures in the “Effects of Leverage” table to reflect the noted assumptions.

RESPONSE: The “Effects of Leverage” table has been updated to reflect the noted

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

assumptions.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/Samuel K. Goldstein

Samuel K. Goldstein, Esq.

Chief Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christian Pfeiffer, Esq.

Teriana Griggs

Stacey Angel